1. Name and Address of Reporting Person
   WASON IV, ROBERT A.
   1200 Urban Center Drive
   Birmingham, AL 35242
   USA
2. Issuer Name and Ticker or Trading Symbol
   Vulcan Materials Company
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   SVP CORP DEV
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               22831          D
Common Stock                                                                               1200           I           Indirect - As
                                                                                                                      Custodian for
                                                                                                                      Robert A.
                                                                                                                      Wason V
Common Stock                                                                               900            I           Indirect - As
                                                                                                                      Custodian for
                                                                                                                      Laura E.
                                                                                                                      Wason
Common Stock                                                                               900            I           Indirect - As
                                                                                                                      Custodian for
                                                                                                                      Kathryn L.
                                                                                                                      Wason
Common Stock                    01/31/2002            I         -3930.676   D   $46.4000   8451.964       I           Indirect - By
                                                                                                                      401(k) <F1>
Common Stock                                                                               3339           I           Indirect - By
                                                                                                                      Spouse
Common Stock (Restricted Stock                                                             6057           D
Units)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $18.8533                                                  05/17/2006 Common                      24900   D
Options                                                                          Stock
(Right to
buy)
Stock       $21.3133                                                  02/14/2007 Common                      24300   D
Options                                                                          Stock
(Right to
buy)
Stock       $32.9467                                                  02/12/2008 Common                      21225   D
Options                                                                          Stock
(Right to
buy)
Stock       $42.3438                                                  02/10/2010 Common                      25000   D
Options                                                                          Stock
(Right to
buy)
Stock       $44.9                                                     02/09/2011 Common                      16000   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.1667                                                  02/11/2009 Common                      21750   D
Options                                                                          Stock
(Right to
buy)
Stock       $45.95                                                    02/07/2012 Common                      16000   D
Options                                                                          Stock
(Right to
buy)
Phantom     $0       02/05/2         I               1859                        Common  1859     $45.8900           D
Stock                002                                                         Stock
(Deferred
Compensatio
n)
Phantom     $0 <F2>  08/30/2         A         638.0                             Common  638.03   $0.0000    2499    D
Stock                002                       3                                 Stock            <F3>
(Deferred            <F3>
Compensatio
n)

Explanation of Responses:

<F1>
The Vulcan Materials Company Thrift Plan for Salaried Employees is a defined contribution plan that accounts for participant interests in the Plan, including interests in the Employee Stock Ownership Plan (ESOP) account, in terms of
dollars.   The number reported has been calculated by converting into shares the change in the dollar amount (net of changes due to intra-plan transfers) allocated to the participant's employer stock account during the period (resulting from participant contributions, Company-matching contributions and dividend equivalent payments on employer stock account balances) based on a formula used by the Company in the administration of the Plan. The corresponding transactions by the Plan in the Company's common stock are exempt from the application of Section 16(b).
<F2>
Convertible on a 1-for-1 basis.
<F3>
The Phantom Stock Units were accrued under the Vulcan Materials Deferred Compensation Plan from February 1, 2002 through August 30, 2002 at prices ranging from $37.93 to $48.12 per unit.

SIGNATURE OF REPORTING PERSON
/s/ Amy M. Tucker

DATE
02/12/2003